Exhbit 99.1

ISS AND GLASS LEWIS & CO. RECOMMEND IN FAVOUR OF GERDAU S.A.’S
ACQUISITION OF THE MINORITY INTEREST IN GERDAU AMERISTEEL CORPORATION

TAMPA, FL, July 28, 2010 - Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) and Gerdau Ameristeel Corporation (NYSE: GNA, TSX: GNA) announced today that both ISS Proxy Advisory Services (ISS) and Glass Lewis & Co., leading proxy advisory firms who provide advice and voting recommendations to shareholders, have each published a report recommending that their subscribers vote “FOR” the resolution approving the plan of arrangement between Gerdau S.A. and Gerdau Ameristeel Corporation announced on June 2, 2010 pursuant to which Gerdau S.A. would acquire all of the common shares of Gerdau Ameristeel Corporation that it does not already own at a price of US$11.00 cash per common share. Both reports point to, among other things, the significant premium being provided to the minority shareholders, as well as the unanimous support of the Gerdau Ameristeel Corporation special committee of independent directors, in concluding that minority shareholders should support the transaction. Copies of the reports are available upon request to the investor relations contacts of Gerdau S.A. and Gerdau Ameristeel Corporation.

"We are pleased to have received positive recommendations in favour of the transaction from leading independent sources such as ISS and Glass Lewis & Co.,” said Jorge Gerdau Johannpeter, Chairman of the Board of Directors of Gerdau S.A. “The recommendations from these respected proxy advisory firms are further evidence that the transaction is fair to the minority shareholders."

A special meeting of Gerdau Ameristeel Corporation’s shareholders is currently scheduled to be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada on August 10, 2010, commencing at 10:00 a.m. (Toronto time) to consider the transaction. Shareholders are urged to carefully read the information circular dated July 7, 2010 that was mailed to them in connection with the transaction. Proxies must be received no later than 5:00 p.m. (Toronto time) on August 6, 2010.

Shareholders who have questions regarding the contents of the information circular or require assistance in completing their proxy forms are urged to contact Gerdau S.A., Gerdau Ameristeel Corporation or their proxy solicitation agent, The Laurel Hill Advisory Group Company, toll-free, at 1-866-508-3236.

About Gerdau S.A. (www.gerdau.com.br)
Gerdau S.A. is the leading producer of long steel in the Americas and one of the world’s largest suppliers of special long steel. It has plants in 14 countries spanning the Americas, Europe and Asia, with total installed capacity of more than 25 million metric tons of steel. It is the largest recycler in Latin America, transforming millions of metric tons of scrap into steel every year. With over 140,000 shareholders, Gerdau S.A.’s publicly-held companies are listed in the stock exchanges of São Paulo (Bovespa: GGBR4, GGBR3, GOAU4, GOAU3 and AVIL3), New York (NYSE: GNA, GGB), Toronto (GNA: TO), Madrid (Latibex: XGGB) and Lima (BVL: SIDERC1).

About Gerdau Ameristeel Corporation (www.gerdauameristeel.com)
Gerdau Ameristeel Corporation is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 10 million metric tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, Gerdau Ameristeel Corporation serves customers throughout the United States and Canada. The Company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Gerdau Ameristeel Corporation’s majority shareholder is Gerdau S.A.

Forward Looking Statements
This release contains forward-looking statements relating to the proposed acquisition by Gerdau S.A. of the shares of Gerdau Ameristeel Corporation that Gerdau S.A. does not already own, including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks and uncertainties including, without limitation, approval of applicable governmental authorities, required Gerdau Ameristeel Corporation shareholder approval and necessary court approvals if the transaction is implemented by way of a plan of arrangement. As a result of these risks and uncertainties, the proposed transaction could be modified, restructured or not be completed, and the results or events predicted in these forward-looking statements may differ materially from actual results or events. These forward-looking statements are not guarantees of future performance, given that they involve risks and uncertainties. Gerdau S.A. and Gerdau Ameristeel Corporation do not assume and expressly renounce any obligation to update any of these forward-looking statements, which are only applicable on the date on which they were made.  Additionally, Gerdau S.A. and Gerdau Ameristeel Corporation undertake no obligation to comment on expectations of, or statements made by third parties in respect of the proposed transaction.

Investor Relations Contacts:

Osvaldo Burgos Schirmer
Executive Vice President
Director of Investor Relations
Gerdau S.A.
Office: +55 51 3323-2703
Email: inform@gerdau.com.br

Barbara R. Smith
Vice President and Chief Financial Officer
Gerdau Ameristeel Corporation
Office: (813) 319-4324
Email: basmith@gerdauameristeel.com

Media Contacts:

Santiago Fittipaldi
Office: 305-347-4353
Mobile: 646-204-5880
Email: Santiago.A.Fittipaldi@bm.com